1(212) 318-6393

yarivkatz@paulhastings.com

May 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins
Lynn Dicker
Alan Campbell
Joe McCann

Re:	Canopy Growth Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed January 17, 2023

File No. 001-38496

Ladies and Gentlemen:

We are in receipt of the letter dated January 30, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A. We are responding to the Staff’s comments on behalf of Canopy Growth Corporation (“Canopy Growth” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth each of the Staff’s comments in italics below followed by the Company’s response to each comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 3 and all page number references are to the page numbers of Amendment No. 3.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1.

We refer to prior comment 7. Please revise your letter to shareholders to explain whether Canopy USA will have the ability to dividend funds to Canopy while the Non-Voting Share structure is in place and whether Canopy will have the ability or obligation to provide funds to Canopy USA.

Response: The Company has revised the disclosure on pages i, iii, 22 and 24 of Amendment No. 3 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 22, 2023

2.

We note your revised disclosures in response to prior comment 2. With reference to your disclosure at the bottom of page 30, please revise the letter to shareholders to provide context by explaining that if the acquisitions are undertaken, the United States Department of Justice could allege that Canopy, its Board and potentially its Shareholders “aided and abetted” violations of U.S. federal law.

Response: The Company has revised the disclosure on page ii of Amendment No. 3 in response to the Staff’s comment.

3.	We note your response to prior comment 9. Please file the Operating Agreement prior to the meeting date and revise the proxy statement to identify the Managing Member of VCo Ventures.

Response: The Company advises the Staff that it has filed the Amended and Restated Limited Liability Company Agreement of Canopy USA (the “Amended and Restated Operating Agreement”) in a Current Report on Form 8-K (the “8-K”) filed with the Commission on May 22, 2023. In addition, the Company has disclosed the identity of the member of VCo Ventures in its quarterly report on Form 10-Q for the quarter ended December 31, 2022, filed with the Commission on February 9, 2023. The Company also advises the Staff that VCo Ventures is no longer a shareholder of Canopy USA. Accordingly, the identity of the Managing Member of VCo Ventures has not been disclosed in Amendment No. 3.

4.

We note your revised disclosures in response to prior comment 14. Based on your disclosure on page ii and your response, it appears that there is a reasonable likelihood that your common stock will be delisted from Nasdaq if you pursue the transaction as structured and there is no indication that another national securities exchange would list the securities. Accordingly, we reissue prior comment 14.

With regard to the last paragraph of your response, we note that your proxy statement does not discuss a plan to restructure the transaction to avoid Nasdaq delisting and instead contemplates that you would likely begin quotation on the OTCQX Best Market. To the extent that your plan is to restructure the transaction to avoid Nasdaq delisting, then please substantially revise the proxy statement to explain the amended transaction structure, including your amended interest in Canopy USA and the revised terms of the Protection Agreement and the Canopy USA operating agreement. Also, disclose whether you have discussed the revised structure with Nasdaq. With reference to Comment 28 from our November 22, 2022 letter, please note that we may have additional comments once we see your revised proxy disclosure.

Response: The Company has revised the disclosure on pages ii, iii, iv, vi and 16 through 24 of Amendment No. 3 in response to the Staff’s comment. As further described in Amendment No. 3, the Company and Canopy USA restructured the Company’s interests in Canopy USA to ensure that Canopy Growth would not be required to consolidate the financial results of Canopy USA with the Company’s financial statements by, among other things (collectively, the “Structural Amendments”): (i) reducing the Company’s economic interest in Canopy USA to no greater than 90%; (ii) reducing the number of managers on Canopy USA’s board of managers from four to three, as well as reducing the Company’s nomination right to a single manager; (iii) modifying the terms of the initial Protection Agreement and Canopy USA’s Limited Liability Company Agreement in order to eliminate certain negative covenants that were previously granted by Canopy USA in favor of the Company, including ensuring the authority to make key decisions in respect of Canopy USA rests solely with non-Canopy Growth shareholders; and (iv) amending the terms of any

U.S. Securities and Exchange Commission

May 22, 2023

agreements with third-party investors in Canopy USA to, among other things, eliminate any guaranteed returns. In connection with the Structural Amendments, the Company advises the Staff that it has filed the Amended and Restated Operating Agreement and the Amended and Restated Protection Agreement in the 8-K. Nasdaq has confirmed that they do not have concerns with the revised structure and, as a result, there is no longer a reasonable likelihood that the common shares of the Company will be delisted from Nasdaq (and accordingly, we have removed, among other things, the related risk factor). The Company has attached as Exhibit A to this letter the analysis describing why the Company concluded that the financial results of Canopy USA are not required to be consolidated into the Company’s financial statements under U.S. GAAP, an earlier iteration of which was previously provided to Nasdaq.

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If you have any questions concerning Amendment No. 3 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely, Yariv C. Katz of PAUL HASTINGS LLP

cc:	David Klein, Chief Executive Officer, Canopy Growth Corporation

Christelle Gedeon, Chief Legal Officer, Canopy Growth Corporation

Keith D. Pisani, Esq., Paul Hastings LLP

KPMG LLP

Jonathan Sherman, Cassels Brock & Blackwell LLP

EXHIBIT A

The Company is providing the following analysis describing why the Company concluded that consolidation of Canopy USA is not required under U.S. GAAP (all amounts are in USD$):

Original Transaction Structure

On October 24, 2022, Canopy Growth Corporation (“Canopy”) completed an internal reorganization (the “Reorganization”)1 whereby it formed Canopy USA, LLC (“Canopy USA”) and transferred Canopy’s conditional THC interests in the United States with a fair value of $232 million to Canopy USA. The primary objective of the Reorganization is to maximize the value of Canopy’s conditional THC interests in the United States while maintaining compliance with all laws and regulations in the regions in which Canopy conducts business.

In exchange for transferring the conditional THC interests in the United States as part of the Reorganization, Canopy received exchangeable shares (the “Non-Voting Shares”) in Canopy USA. The Non-Voting Shares do not carry voting rights, nor do they have rights to receive dividends or other rights upon dissolution of Canopy USA. The Non-Voting Shares are, however, exchangeable into Class A common shares of Canopy USA (the “Canopy USA Class A Shares”) at any time on a 1:1 basis.2 In addition, Canopy holds debt with a principal amount of $198 million owed by certain wholly-owned subsidiaries of Canopy USA.

In summary, as of October 24, 2022, Canopy USA held, directly or indirectly, the following conditional THC interests (fair values below are also as of October 24, 2022):

a)

Canopy USA owns all of the shares of Canopy Elevate I LLC, Canopy Elevate II LLC and Canopy Elevate III LLC (collectively, the “Canopy Elevate Entities”), which hold the rights to acquire (collectively, the “Wana Options”) all of the issued and outstanding securities of Mountain High Products, LLC, Wana Wellness, LLC and The Cima Group, LLC (collectively, “Wana”) with a fair value of $23.5 million;

b)

Canopy USA owns all of the shares of Canopy Oak, LLC (“Canopy Oak”), which holds the rights (the “Jetty Options”) to acquire all of the issued and outstanding shares of Lemurian, Inc. (“Jetty”) with a fair value of $69.3 million;

c)

Canopy USA holds the right to acquire 19.99% of the membership interests of Cultiv8 Interests, LLC, a warrant to acquire 15% of the common units of Strix II, LLC and a secured debenture in the amount of up to $100 million issued by a subsidiary of Acreage Holdings, Inc. (“Acreage”) with fair values of $1.8 million, $5 million and $18.6 million respectively; and

d)	Canopy USA is the general partner of various limited partnerships that own and control the TerrAscend assets with a fair value of $114 million.

On October 24, 2022, Canopy USA issued 1,000,000 Canopy USA Class A Shares to VCo Ventures LLC, a shareholder of Jetty (the “Prior Investor”) for a subscription price of $1 million in the aggregate. On May 18, 2022, Canopy Oak acquired the Jetty Options, pursuant to which, Canopy Oak has the right to acquire, upon federal permissibility of THC in the U.S. or earlier at Canopy Oak’s election, up to 100% of Jetty. As such, the Prior Investor is an entity with whom Canopy has a pre-existing business relationship as mentioned above.

[1]

The Reorganization has been completed for the purpose of accelerating Canopy’s entrance into the U.S. cannabis market, as is further detailed in Canopy’s amended proxy statement dated January 13, 2023 https://www.sec.gov/Archives/edgar/data/1737927/000119312523008524/d370256dprer14a.htm

[2]	An unlimited number of Canopy USA Class A Shares are authorized for issuance.

Canopy USA held a call right (the “Investor Repurchase Right”) to repurchase all shares of Canopy USA that have been issued to the Prior Investor at any time on or before March 31, 2023 at the initial subscription price, being $1 million in the aggregate. The Investor Repurchase Right could also be exercised any time after the 18-month anniversary of closing at a price per Canopy USA Class A Share equal to the greater of fair market value as determined by an appraiser appointed by Canopy USA and $2 million in the aggregate. The Prior Investor was also granted a put right following Canopy’s conversion of the Non-Voting Shares into Canopy USA Class A Shares on the same terms and conditions as the Investor Repurchase Right. For the avoidance of doubt, it should be noted that the Prior Investor’s put right could only be exercised after Canopy had elected to exchange its Non-Voting Shares for Canopy USA Class A Shares; in other words, only after Canopy has voting control of Canopy USA.

As of October 24, 2022, the Prior Investor held all of the outstanding Canopy USA Class A Shares and Canopy held all of the issued and outstanding Non-Voting Shares (99.3% on an as converted basis).

On October 24, 2022, Canopy also entered into an agreement to amend the option to acquire Wana (the “Wana Option Amendment”). On October 14, 2021, Canopy and Wana announced the Wana Options, pursuant to which the Canopy Elevate Entities have the right, upon federal permissibility of THC in the U.S., to acquire 100% of Wana. As a result of this amendment, Nancy Whiteman (who is the sole shareholder of Wana) will receive (i) Canopy USA Class A Shares and (ii) common shares of Canopy in exchange for agreeing to reduce the future payments3 owed in connection with the exercise of the Wana Options to $3.00 (the “Wana Amendments”). The value of the Canopy USA Class A Shares to be issued to Ms. Whiteman (or entities controlled by Ms. Whiteman) will, in aggregate, be equal to 7.5% of the value of Wana (less Wana’s net debt plus Wana’s net cash). Common shares of Canopy with the same value will also be issued to Ms. Whiteman (or entities controlled by Ms. Whiteman).

The shares will only be issued to Ms. Whiteman after completing the valuation of Wana. The Canopy USA Class A Shares were initially intended to be subject to a repurchase right (the “Whiteman Repurchase Right”) at any time on or before March 31, 2023 at a price equal to the price of the Canopy USA Class A Shares initially issued to Ms. Whiteman on closing. The Whiteman Repurchase Right was initially exercisable at any time after the 24 month anniversary of the issuance of the Canopy USA Class A Shares to Ms. Whiteman at a price per Canopy USA Class A Share equal to the greater of (i) the fair market value of the Canopy USA Class A Shares as determined by two or more appraisers and (ii) the initial subscription price multiplied by an accrued annual interest rate of 10%. On May 19, 2023, the Wana Amendments were further revised such that the Whiteman Repurchase Right is only exercisable at any time after the 36 month anniversary of the issuance of the Canopy USA Class A Shares to Ms. Whiteman at a price per Canopy USA Class A Share equal to the fair market value of the Canopy USA Class A Shares as determined by two or more appraisers. There is also a put right on the same economic terms and conditions as the Whiteman Repurchase Right that can be exercised on the earlier of (a) the date Canopy has exchanged its Non-Voting Shares for Canopy USA Class B Shares or (b) with six months’ advanced written notice, provided that such notice can only be provided on or after the 18 month anniversary of the date that the Canopy USA Class A Shares are initially issued to Ms. Whiteman.

[3]

The ‘future payments’ refers to the exercise price of the Wana Options, being 15% of the fair market value of Wana on the date of exercise of the Wana Options and does not include the deferred payments that were also amended by this amending agreement but remain as obligations in connection with the original purchase of the Wana Options.

In addition to the conditional THC interests contributed to Canopy USA, Canopy held options to acquire 100% of the shares of Acreage by way of a court-approved plan of arrangement previously executed in 2019 and 2020 (“Fixed Share Arrangement”), which provided for the acquisition of both the Class E subordinate voting shares (the “Fixed Shares”) and an option to acquire the Class D subordinate voting shares (the “Floating Shares”) of Acreage. Canopy has disclosed in its proxy filings that the option to acquire the Fixed Shares will be exercised in connection with the creation of Canopy USA and that on closing of the acquisition, the Fixed Shares will be registered in the name of Canopy USA and Canopy USA will issue additional Non-Voting Shares to Canopy. As such, Canopy intends to issue common shares directly to Acreage’s shareholders on closing in accordance with the terms of the plan of arrangement and Canopy USA will hold 100% of the Fixed Shares.

Similarly, 100% of the Floating Shares of Acreage would equally be acquired by Canopy USA pursuant to an arrangement agreement (the “Floating Share Arrangement Agreement”) entered into between Canopy, Canopy USA and Acreage (the “Floating Share Arrangement”). The Floating Share Arrangement received the requisite approval from the holders of the Floating Shares at the special meeting of Acreage shareholders that was held on March 15, 2023. Upon satisfaction or waiver of all other conditions set out it in the Floating Share Arrangement Agreement, Canopy USA would acquire all of the Floating Shares of Acreage in exchange for 0.45 of a common share of Canopy by way of a court-approved plan of arrangement.

The exercise of the option to acquire the Fixed Shares of Acreage was contemplated as part of the creation of Canopy USA, with both the Prior Investor and Ms. Whiteman acknowledging that Acreage would ultimately be part of Canopy USA. The Company has publicly stated that the option to acquire the Fixed Shares will be exercised, as stated in our proxy filing:

The option to acquire the Fixed Shares is intended to be exercised following the Meeting (assuming the Amendment Proposal is approved) and the conversion by CBI of its Shares into Exchangeable Shares. Upon closing of the Floating Share Arrangement and the Amended Acreage Arrangement, all of the shares of Acreage will be held by Canopy USA. Canopy will not hold any Fixed Shares or Floating Shares of Acreage.

Moreover, the Company is contractually obligated to exercise the option to acquire the Fixed Shares of Acreage pursuant to the Floating Share Arrangement and the consent agreement entered with CBG Holdings LLC and Greenstar Canada Investment Limited Partnership (together, “Constellation Brands”), wherein Constellations Brands consented to the creation of Canopy USA, including the termination of the investor rights agreement between Canopy and Constellation Brands.

Canopy could not withhold the exercise of the option to acquire the Fixed Shares of Acreage to exert influence or control over Canopy USA as that would result in a contractual breach of its obligations to Acreage and Constellations Brands. As such, the fact that Canopy is exercising the option does not provide any on-going level of control or influence over Canopy USA since the exercise of the option to acquire the Fixed Shares of Acreage is already contractually committed and not within Canopy’s discretion to withhold.

As of the date of this memo, Canopy has not yet exercised the option to acquire the Fixed Shares and Canopy USA has not yet exercised the options on any of its U.S. interests, including the Wana Options and the Jetty Options, however it is the expectation of Management that such exercise will occur in the near future. Upon closing, common shares of Canopy will be issued to shareholders of Acreage and are expected to be issued to shareholders of Wana and Jetty, on behalf of Canopy USA. In turn, Canopy USA will issue additional Non-Voting Shares to Canopy.

Under the original transaction structure, it was determined that Canopy USA is a VIE that should be consolidated by Canopy. This conclusion was primarily based upon the significant disproportionality of the economics of the transaction to the stated power, the implicit influence of Canopy to the overall arrangement and the view that substantially all of the activities of Canopy USA whether involved or were performed on behalf of Canopy.

Transaction Structure Updates

Canopy created Canopy USA to support its strategy of fast-tracking entry into the U.S. cannabis market. With this structure, Canopy USA is expected to create value through the collaboration between the U.S. businesses, wherein the U.S. businesses may leverage each other to drive routes to market, while leveraging assets and know-how, including intellectual property, and create common centers of shared services by centralizing legal, financial and human resources functions to identify and realize synergies among the U.S. businesses. The combined operating expenses of the Canopy USA businesses are expected to be reduced through the elimination of redundant SG&A costs across the U.S. businesses, as well as through the elimination of public company reporting costs for Acreage. These synergies are expected to be realized while cannabis remains federally illegal in the U.S. In total, the above referenced synergies and cost savings will result in greater savings for Canopy USA, which can then be deployed within the U.S. cannabis ecosystem to grow and sustain the U.S. business as a standalone operating entity.

Based on communications with Nasdaq, Management believes that it will be unable to overcome Nasdaq’s objections with respect to the consolidation of the activities of Canopy USA’s THC assets into Canopy’s U.S. GAAP financial statements. Specifically, Nasdaq objects to the inclusion of financial statements of U.S. cannabis businesses that violate federal law in the United States. As such, this presents a substantial risk of delisting that Canopy believes would not be beneficial to its shareholders, employees or its ongoing operations. Accordingly, Management has restructured the Reorganization to preserve Canopy’s listing with Nasdaq, with a goal of allowing Canopy and its shareholders to remain compliant with applicable laws all the while enabling the creation of an entity that can participate in the U.S. cannabis marketplace in advance of federal legalization allowing it to optimize its operations and revenues to ultimately deliver value to Canopy shareholders once Canopy converts its Non-Voting Shares into Canopy USA Class B Shares (as defined below).

The following changes have been made to the structure of Canopy’s interests in Canopy USA such that Canopy would deconsolidate the financial results of Canopy USA from Canopy’s financial statements:

1)

reducing Canopy’s economic interest in Canopy USA to no greater than 90%, including an additional investment of up to $20 million from a third-party investor, the Trust (as defined below), as well as the issuance of Canopy USA Class A Shares to Ms. Whiteman as part of the exercise of the Wana Options;

2)	reducing the number of managers on Canopy USA’s board of managers (the “Board”) from four to three, including, reducing Canopy’s nomination right to a single manager;

3)

modifying the terms of the protection agreement (the “Protection Agreement”) and Canopy USA’s Limited Liability Company Agreement (the “Operating Agreement”) in order to eliminate certain negative covenants; and

4)	modifying the terms of any agreements with third-party investors in Canopy USA to, among other things, eliminate their right to guaranteed returns.

Specifically, on May 19, 2023, Canopy USA and Huneeus 2017 Irrevocable Trust (the “Trust”) entered into a share purchase agreement (the “Trust SPA”), which sets out the terms of the Trust’s investment in Canopy USA in the aggregate amount of up to $20 million (the “Trust Transaction”). Pursuant to the terms of the Trust SPA, the Trust will purchase such number of Canopy USA Class A Shares with a value of $5 million (the

“T1 Canopy USA Common Shares”) at a purchase price per T1 Canopy USA Common Share equal to the fair market value of the T1 Canopy USA Common Shares calculated in accordance with the terms of the Trust SPA (the “T1 Purchase Price”) and such number of warrants as is equal to: (i) half of the number of T1 Canopy USA Common Shares issued to the Trust (the “T1-1 Canopy USA Warrants”), with each full T-1 Canopy USA Warrants exercisable into one Voting Share (as defined in Canopy USA’s Amended and Restated Limited Liability Company Agreement) at an exercise price equal to the T1 Purchase Price per Voting Share until the seventh anniversary of the issuance of the T1 Canopy USA Common Shares (the “T1 Expiry Date”); (ii) one quarter of the number of T1 Canopy USA Common Shares issued to the Trust (the “T1-2 Canopy USA Warrants”), with each full T1-2 Canopy USA Warrant exercisable into one Voting Share at an exercise price equal to two times the T1 Purchase Price per Voting Share until the T1 Expiry Date; and (iii) the aggregate number of T1-1 Canopy USA Warrants and T1-2 Canopy USA Warrants (the “T1-3 Canopy USA Warrants”, together with the T1-1 Canopy USA Warrants and the T1-2 Canopy USA Warrants, the “T1 Canopy USA Warrants”), with each full T1-3 Canopy USA Warrant exercisable into one Voting Share at an exercise price equal to three times the T1 Purchase Price per Voting Share until the T1 Expiry Date; provided that T1 Canopy USA Warrants will not vest or become exercisable unless Canopy USA acquires either Acreage, Wana or Jetty by March 31, 2024 (collectively, the “T1 Investment”).

In accordance with the terms of the Trust SPA, the Trust will, subject to certain conditions, including, but not limited to the condition that Canopy USA acquires Acreage, purchase additional Canopy USA Class A Shares with a value of $5 million (the “T2 Canopy USA Common Shares”) at a purchase price per T2 Canopy USA Common Share equal to the fair market value of the T2 Canopy USA Common Shares at the applicable time (the “T2 Purchase Price”) and such number of warrants as is equal to: (i) half of the number of T2 Canopy USA Common Shares issued to the Trust (the “T2-1 Canopy USA Warrants”), with each full T2-1 Canopy USA Warrant exercisable into one Voting Share at an exercise price equal to the T2 Purchase Price per Voting Share until the seventh anniversary of the issuance of the T2 Canopy USA Common Shares (the “T2 Expiry Date”); (ii) one quarter of the number of T2 Canopy USA Common Shares issued to the Trust (the “T2-2 Canopy USA Warrants”), with each full T2-2 Canopy USA Warrant exercisable into one Voting Share at an exercise price equal to two times the T2 Purchase Price per Voting Share until the T2 Expiry Date; and (iii) the aggregate number of T2-1 Warrants and T2-2 Warrants (the “T2-3 Canopy USA Warrants”, together with the T2-1 Canopy USA Warrants and the T2-2 Canopy USA Warrants, the “T2 Canopy USA Warrants”), with each full T2-3 Canopy USA Warrant exercisable into one Voting Share at an exercise price equal to three times the T2 Purchase Price per Voting Share until the T2 Expiry Date (collectively, the “T2 Investment”).

In the event that (i) Canopy USA does not acquire Acreage and (ii) certain enumerated events of default set out in the Trust SPA have either occurred, but are not cured prior to, or are present on, the date that is five business days following Canopy USA’s acquisition of Acreage (the “T2 Investment Date”), the Trust will have the right exercisable at any time within five days of the T2 Investment Date, to acquire the T2 Canopy USA Shares and the T2 Canopy USA Warrants on the same economic terms as the T2 Investment.

In addition, pursuant to the terms of the Trust SPA, in the event that: (a) (i) Canopy USA does not acquire Acreage; and (ii) either the Company or Canopy USA delivers written notice to the Trust that Canopy USA no longer intends to acquire Acreage (the “Acreage Notice”), the Trust will have the right exercisable at any time following the earlier of: (1) the 12 month anniversary of the date of the Acreage Notice; and (2) the 24 month anniversary of the closing date of the T1 Investment (the “T1 Closing Date”), to acquire the T2 Canopy USA Shares and the T2 Canopy USA Warrants on the same economic terms as the T2 Investment; or (b) (i) Canopy USA does not acquire Acreage by the one-year anniversary of the T1 Closing Date; and (ii) an Acreage Notice is not delivered to the Trust by the one-year anniversary of the T1 Closing Date, the Trust will have the right exercisable at any time following the one-year anniversary of the T1 Closing Date until the 24 month anniversary of the T1 Closing Date, to acquire the T2 Canopy USA Shares and the T2 Canopy USA Warrants on the same economic terms as the T2 Investment.

Pursuant to the Trust SPA, the Trust also has the right exercisable at any time from and after the date of the Trust SPA until the 24 month anniversary of the T1 Closing Date, to acquire (a) Voting Shares with a value of up to $5 million at a purchase price equal to the fair market value of the Voting Shares being acquired at the applicable time (the “Option Exercise Price”) and (b) the following warrants for each Voting Share issued to the Trust: (i) one-half of a warrant, with each full warrant exercisable into one Voting Share at an exercise price equal to the Option Exercise Price until the seventh anniversary of the date of issuance (the “Option Exercise Expiry Date”); (ii) one-quarter of a warrant, with each full warrant exercisable into one Voting Share at an exercise price equal to two times the Option Exercise Price until the Option Exercise Expiry Date; and (iii) three-quarters of a warrant, with each full warrant exercisable into one Voting Share at an exercise price equal to three times the Option Exercise Price until the Option Exercise Expiry Date.

In addition, pursuant to the terms of the Trust SPA, the Trust has the right exercisable at any time from and after the date of the Trust SPA until the 24 month anniversary of the T1 Closing Date, to acquire Voting Shares with a value of up to $5 million at a purchase price equal to the fair market value of the Voting Shares being acquired at the applicable time.

The significant investment by the Trust for up to $20 million resulted in the Trust obtaining significant additional ownership, control, power and rights with respect to Canopy USA due to the significance of the investment.

While the above changes result in a significant loss of power, ownership and significant dilution for Canopy, they provide the greatest opportunity for the U.S THC investments to succeed and operate synergistically. Management believes that only if the U.S. investments achieve operating harmony would Canopy fundamentally realize the economic benefits it expects to ultimately receive from prior acquisitions of these assets upon its conversion of the Non-Voting Shares to Canopy USA Class B Shares.

More importantly, Canopy is currently comprised of several business units and segments only one of which is Canopy USA and as such, the importance of preserving its Nasdaq listing for the greater benefit of the overall company must be balanced with providing the U.S. THC investments with the opportunity to realize their potential. It remains Management’s view that it can deliver the greatest level of value for Canopy’s shareholders overall, only if it can ensure continuity of the operations in federally permissible jurisdictions such as Canada and Germany, while allowing the continued growth and operations of its U.S. investments in a manner that preserves the Company’s overall compliance with law and the policies of its primary stock exchanges.

Changes to the Capital Structure

Purpose of Changes: The changes to the capital structure were driven by Canopy’s desire to increase economic exposure for the Class A shareholders, through both their equity ownership, as well as their ability to monetize their investments in Canopy USA with Canopy’s involvement, as they will now be freely transferable.

Previously, the authorized share capital of Canopy USA consisted of an unlimited number of Canopy USA Class A Shares, all of which were held by the Prior Investor, and an unlimited number of Non-Voting Shares, all of which were held by 11065220 Canada Inc., a wholly-owned subsidiary of Canopy (“Canopy Sub”).

Canopy and Canopy USA amended and restated the Operating Agreement to amend the capital structure in order to (i) create a new class of Class B common shares (the “Canopy USA Class B Shares”), of which an unlimited number will be authorized for issuance; (ii) amend the terms of the Non-Voting Shares such that the Non-Voting Shares would be convertible into Canopy USA Class B Shares as opposed to Canopy USA

Class A Shares; and (iii) amend the terms of the Canopy USA Class A Shares such that upon conversion of all of the Non-Voting Shares into Canopy USA Class B Shares, the Canopy USA Class A Shares will automatically convert into Canopy USA Class B Shares, provided that the number of Canopy USA Class B Shares to be issued to the former holders of the Canopy USA Class A Shares will be equal to no less than 10.0% of the total issued and outstanding Canopy USA Class B Shares following such issuance. For greater certainty, the Canopy USA Class B Shares will be issued on a one-for-one basis unless this would result in the former holders of Canopy USA Class A Shares collectively owning less than 10.0% of the issued and outstanding Canopy USA Class B Shares, in which case, the anti-dilution provision would be triggered to revise the conversion ratio and additional Canopy USA Class B Shares would be issued, on a pro-rata basis, to the former holders of the Canopy USA Class A Shares. This will ensure that the holders of the Canopy USA Class A Shares will collectively own no less than 10% of Canopy USA irrespective of changes in the underlying value of Canopy USA. The terms of the Operating Agreement have also been amended to remove all transfer restrictions to third parties of the Canopy USA Class A Shares. Upon conversion, the Canopy USA Class B Shares would be voting shares, and carry with them the right to vote on all business matters requiring shareholder approval per the terms of the Operating Agreement. The rights and obligations of the Canopy USA Class B Shares are consistent with those of the Canopy USA Class A Shares.

While the holders of Canopy USA Class A Shares receive an additional economic interest as a result of the creation of the Canopy USA Class B Shares, they are now exposed to additional economic variability through the removal of their guaranteed return on their investments as discussed in further detail below within this memo. Ms. Whiteman will have additional economic exposure to Canopy USA through the reduction of 50% of the exercise price for the Wana Options which is being exchanged for Canopy USA Class A Shares. This is estimated to be approximately $17.9 million as of the time of initial proxy filing ($15.6 million as of March 31, 2023). In addition to Ms. Whiteman’s additional economic interest, the Trust, an entity affiliated with the Prior Investor, but arm’s length from Canopy and Canopy USA, has agreed to make an additional cash investment of up to $20 million. Accordingly, the non-Canopy shareholders of Canopy USA have both a significantly increased role in Canopy USA, given Canopy’s inability to participate in the Key Decisions (as defined below) of Canopy USA, as well as a significantly increased economic interest.

The ownership structure of Canopy USA as of October 24, 2022 (in the table immediately below) does not reflect future changes in ownership which would result from the issuance of shares to Ms. Whiteman as a result of Wana Amendments or to Canopy Sub on exercise of the conditional THC interests (which were contemplated in the Reorganization but not yet completed), nor does it reflect the additional cash investment.

Before amendments:

	Canopy USA Class A Shares	Non-Voting Shares	As-Converted ownership %
Canopy Sub		100%	99.3%
Prior Investor	100%		0.7%
Total	100%	100%	100%

After amendments to include the capital structure changes described above:

	Canopy USA Class A Shares	Non-Voting Shares	As-Converted Class B ownership %
Canopy Sub		100%	90%
Class A shareholders at time of conversion	100%		10%
Total	100%	100%	100%

Consideration for the increased economics and control at the Canopy USA level is found in the amendments to the share terms contained in the Operating Agreement and in the amended share purchase agreements entered into by Canopy USA and each of the Canopy USA Class A shareholders. The terms of the share purchase agreements: (i) remove all transfer restrictions; and (ii) remove the guaranteed minimum return (i.e. the call and put rights are tied to fair market value only and not a minimum $2 million return). In addition, the Wana Option Amendment was amended to: (i) remove all transfer restrictions; (ii) remove the guaranteed minimum return (i.e. the call and put rights are tied to fair market value only and not the guaranteed 10% annual rate of return);and (iii) amend the Closing Date (as defined in the Wana Option Amendment) to be no earlier than the date that CBG Holdings LLC and Greenstar Canada Investment Limited Partnership exchange their respective common shares for exchangeable shares in the capital of Canopy (the “Exchange Date”). As a result, Ms. Whiteman will continue to have a 15% ownership interest in Wana until the Exchange Date and will only be issued Canopy USA Class A Shares on or after the Exchange Date. This would preserve the current status quo whereby Canopy does not control Wana, Ms. Whiteman would continue to operate Wana, and she would preserve her ongoing economic interest in Wana.

Through these changes to the capital structure, the third-party investors in Canopy USA have increased exposure to the economics of Canopy USA, to the detriment of Canopy’s economic interest. In exchange for this incremental interest, the Canopy USA Class A shareholders no longer hold a right to a guaranteed minimum return on their respective investments and now have full exposure through their investments to the performance of Canopy USA. In addition, the Canopy USA Class A shareholders now have a more significant role in the Key Decisions (as defined below) of Canopy USA, as further detailed below. In addition, as noted above, there are no longer any restrictions on the shareholders’ ability to sell their interests to third parties. Accordingly, the removal of the transfer restrictions on the Canopy USA Class A Shares means the holders of the Canopy USA Class A Shares are now able to realize the economics of their investment through their own operating decisions for the entity, as well as through their ability to transfer their shares without reliance upon Canopy and in the absence of Canopy’s prior approval.

Changes to Governance of Canopy USA

Purpose of Changes: The changes to the governance structure and Protection Agreement were to provide greater power and autonomy to the Canopy USA Class A shareholders, while reducing the level of involvement Canopy has in the Key Decisions of Canopy USA. Through these changes, the Canopy USA Class A shareholders will, in accordance with the Voting Agreement (as defined below), make those Key Decisions which Management have determined to be the most critical to the operations of Canopy USA.

Canopy and Canopy USA amended the Operating Agreement such that the Board consists of only three managers. Of these three Board positions: (i) Canopy has appointment rights for one manager; (ii) the Trust has appointment rights for one manager; and (iii) Ms. Whiteman continues to have appointment rights for one manager.

The Trust has the right to appoint one manager to the Board until such time as the Trust holds less than 4.4% of the issued and outstanding Canopy USA Class A Shares and Canopy USA Class B Shares. The Trust intends to appoint Mr. Hambrecht as its representative on the Board as of the date of the first issuance of Canopy USA Class A Shares to the Trust. Upon conversion of Canopy’s Non-Voting Shares to Canopy USA Class B Shares, the Trust will continue to have the right to appoint one manager to the Board provided that the Trust’s ownership remains above 4.4% of the issued and outstanding shares.

Ms. Whiteman has the right to appoint one manager (and has appointed herself to the Board) to the Board from October 24, 2022 until such time as Ms. Whiteman beneficially holds less than 10.0% of the issued and outstanding Voting Shares; provided that irrespective of whether Ms. Whiteman beneficially holds less than 10% of the Canopy USA Class A Shares, such right shall exist until at least the 24-month anniversary of the date of the first issuance of Canopy USA Class A Shares to Ms. Whiteman. Upon conversion of Canopy’s Non-Voting Shares to Canopy USA Class B Shares, Ms. Whiteman would continue to have the appointment right until at least the 24-month anniversary of the date of the first issuance of Canopy USA Class A Shares following which, Ms. Whiteman will continue to have the right to appoint one manager to the Board provided that her ownership remains at or above 10% of the issued and outstanding Voting Shares.

The right to nominate is tied to the shareholding threshold. If Ms. Whiteman or the Trust were to divest their entire interest to a third party, such third party may equally benefit from the nomination rights provided that the ownership thresholds continue to be met.

In the event that the Trust’s ownership falls below 4.4%, or Ms. Whiteman’s ownership falls below 10%, each of the Trust and Ms. Whiteman would lose their right to unilaterally nominate a manager to the Board. However, if (i) either shareholder were to fall below their requisite ownership stake and (ii) their appointee would resign or is removed from the Board, only then would the remaining managers nominate and appoint a replacement manager in accordance with the terms of the Operating Agreement. Both events must occur, and the removal of the appointee is in accordance with the Operating Agreement, not within Canopy’s discretion. Management believes the likelihood of such an occurrence to be remote.

In the unlikely event that both the Trust and Ms. Whiteman were to fall below their respective economic thresholds and each of their appointees were to resign from the Board, leaving Canopy as the last surviving manager of the Board, Management would need to reconsider the conclusions reached throughout this analysis.

Canopy has the right (regardless of the fact that its Non-Voting Shares are non-voting and nonparticipating) to appoint a single manager to the Board; Canopy has currently appointed David Klein, CEO of Canopy, to the Board. However, this appointment is subject only to Canopy’s discretion and may change over time. Importantly, Canopy’s appointee is notably not permitted to vote on any Key Decisions for any time during which Canopy holds Non-Voting Shares.

The removal of managers is at the discretion of the parties who control their respective appointments to the Board. Put another way – Canopy has appointment rights for one manager and therefore has discretion to remove its own appointee and replace such manager as it sees fit, without input or approval from either Ms. Whiteman or the Trust. Equally, Ms. Whiteman and the Trust are entitled to similarly decide to remove or resign themselves or their appointees and subsequently elect a replacement at their own discretion.

All decisions of the Board are made by simple majority, except for the Key Decisions, which only require approval of the non-Canopy appointed Board managers. The Operating Agreement was amended to provide that the Canopy nominee to the Board would not be permitted to vote on the following matters (collectively, the “Key Decisions”) for so long as Canopy holds Non-Voting Shares: (i) the annual business plan of Canopy USA; (ii) decisions regarding senior management of Canopy USA and any subsidiary of Canopy USA; (iii) increasing compensation of any individual employed by Canopy USA; (iv) any other executive compensation plan matters of Canopy USA or any subsidiary of Canopy USA; and (v) the exercise of the Wana Option or the Jetty Option. Accordingly, the Key Decisions would be determined solely by the nominees of the Trust and Ms. Whiteman (together the “Class A Managers”). In the event that the Class A Managers did not agree on these Key Decisions there would be a stalemate amongst those managers which will require these managers, in absence of the influence of Canopy, to negotiate and broker a solution to arrive at a resolution over such Key Decisions. The recusal of the Canopy nominee from the Key Decisions re-balances the power and control over Canopy USA squarely in the hands of the Class A shareholders.

The result of these changes significantly reduces Canopy’s ability to influence Key Decisions with respect to the ongoing operations of Canopy USA. As a result, Canopy USA will be more reliant on the industry experience and capabilities of the holders of the Canopy USA Class A Shares to manage each of the U.S. THC businesses, both individually and on an aggregate basis. In assessing the capabilities of the Class A shareholders, Management noted that both are leaders in the U.S. cannabis and wine industries, who have developed and grown numerous successful brands during their career. Given the Class A shareholders now have greater and unrestricted economic interest in Canopy USA, they will be significantly more incentivized to maximize their individual returns, as compared to the previously contemplated structure.

In addition, each Class A shareholder has entered into a voting agreement (the “Voting Agreement”). The Voting Agreement provides that the Class A shareholders will vote their Canopy USA Class A Shares on all matters in accordance with the recommendations from the Board. This Voting Agreement therefore requires that the Class A shareholders who hold no less than 10% to vote as a single block on all decisions other than the Key Decisions. Items requiring a shareholder vote would include amendments to the Operating Agreement or the certificate of formation, completing material acquisitions or divestitures, the issuance of dividends and the adoption of any share-based incentive agreements. For all such matters, Canopy’s Non-Voting Shares would not be allowed to vote, however the holders of the Canopy USA Class A Shares would be required to abide by the terms of the Protection Agreement.

Amendments to Protection Agreement:

The Protection Agreement was created as part of the initial Reorganization to protect Canopy and protect the value of the transferred conditional THC interests and preserve the overall interests of Canopy within the overall entity. The Operating Agreement requires that all decisions of the Board must be made in accordance with the terms of the Protection Agreement, dated October 24, 2022, between Canopy and Canopy USA, as amended on May 19, 2023. The Operating Agreement also provides that each manager shall not take any action or fail to take an action and shall cause Canopy USA not to take any action or fail to take an action, of which the result is a contravention or breach of any term of the Protection Agreement.

The Protection Agreement was amended to mirror the changes proposed above in respect of the Key Decisions: (i) remove the requirement for Canopy Sub to approve the annual business plan of Canopy USA and merely require submission by Canopy USA of a business plan to Canopy Sub and Canopy annually; (ii) remove the restriction that prohibits increasing compensation of any individual employed by Canopy USA without the consent of Canopy Sub or Canopy; and (iii) remove the Mandatory Requirements (as such term was defined in the original Protection Agreement) with respect to the business plan. The requirement for Canopy USA to submit the business plan to Canopy would require only an “inform” communication to Canopy and does not convey any additional consent requirements on Canopy USA. There are no approvals or consents required by Canopy in connection with the business plan, however the communication of the business plan will allow Canopy to understand the on-going business activities and performance of Canopy USA. These protections were deemed to be the most substantive protections of the original agreement.

The Protection Agreement continues to state its principle negative covenants, namely that Canopy USA cannot perform any of the following without Canopy’s consent: (i) declare dividends; (ii) issue additional securities of Canopy USA; (iii) enter into any contract for debt; (iv) hire senior executives that do not comply with Required Officer Criteria; or (v) sell any single material asset or series of assets. The justification for the inclusion of these limitations is that each of those actions, if taken by Canopy USA, could seriously jeopardize the economic value of the Non-Voting Shares. Accordingly, the Protection Agreement does not seek to create any shared powers within the Board but simply to convey protective rights to Canopy to protect the economic value of the Non-Voting Shares without interfering in the operational decisions of Canopy USA given Canopy’s lack of ability to participate in the key operational decisions of Canopy USA. Management has reviewed all provisions of the Protection Agreement and has concluded that all are protective in nature and do not provide for participatory rights in the key operating and financing activities expected in the ordinary course of business of Canopy USA.

Accounting Analysis

The original transaction structure, as announced on October 24, 2022, resulted in Canopy consolidating the financial results of Canopy USA. This was primarily due to the significant disproportionality of the economics of the transaction to the stated power and the implicit influence Canopy has under the original structure. While Canopy is still exposed to substantial variability of Canopy USA, Management believes that due to the changes to the capital structure and governance of Canopy USA, the holders of the Canopy USA Class A Shares are able to act and make decisions in their own interests, and are able to freely realize their economics, and therefore would not act as Canopy’s agents. Further, the stated power of the Class A Managers in the revised transaction structure is substantive and it would not be appropriate for Canopy to consolidate the financial results of Canopy USA under U.S. GAAP.

Canopy USA is a VIE in accordance with ASC 810-10-15-14(c).

Summary: Under the original transaction structure, Management concluded that Canopy USA was a VIE in accordance with ASC 810-10-15-14(c) as Canopy had disproportionately few voting rights comparing with its economic exposure to Canopy USA, and substantially all of Canopy USA’s activities involved or were on behalf of Canopy. In assessing the changes to the Canopy USA capital structure and governance, Management noted no change to this conclusion as further discussed below.

An entity is considered a VIE under this provision if both of the following criteria are met:

Criterion 1: The voting rights of some investors are not proportional to their economic interest (i.e., obligations to absorb the entity’s expected losses and rights to expected residual returns).

Criterion 2: Substantially all of the entity’s activities either involve or are conducted on behalf of the investor(s) with disproportionately fewer voting rights.

As documented further below, the Board makes decisions over the activities of Canopy USA that most significantly impact economic performance with the Key Decisions being made solely by the Class A Managers. Decisions of the Board are made by simple majority with Canopy holding only one of three seats, Canopy has no ability to control any of the decisions of the Board and is excluded from voting on Key Decisions while Canopy owns Non-Voting Shares. However, Canopy’s economic interests will represent 90% of Canopy USA’s total equity on an as-converted basis and Canopy also holds $198 million of debt in Canopy USA. A significant amount of the assets of Canopy USA were contributed by Canopy. While Canopy’s equity interest is non-participating, the Protection Agreement seeks to effectively prohibit substantial economic leakage, including the payment of dividends (without the consent of Canopy), until such time as Canopy exchanges its Non-Voting Shares for Canopy USA Class B Shares. Therefore, there exists disproportionality between Canopy’s economics and its decision-making rights.

With respect to the second criterion, given the economics are skewed heavily toward Canopy, this is a strong indicator that substantially all of Canopy USA’s activities either involve or are conducted on behalf of Canopy. However, Canopy has disproportionately less votes through its appointee on the Board (1 of 3) and an absence of affirmative control through the Protection Agreement. Consideration should be given to the following guidance in KPMG consolidation guide (Question 4.7.60) which lists other factors to consider with respect to the investor with disproportionately few voting rights.

…Other factors to consider with respect to the investor with disproportionately few voting rights include the following (not exhaustive).

The nature and extent of decisions that the investor can make. Negative covenants in the Protection Agreement do not give Canopy power over decisions or the ability to make decisions on behalf of Canopy USA.

Whether most of the legal entity’s assets were acquired from the investor

The Trust has agreed to invest up to $20 million (Canopy will not be lending or guaranteeing any portion of this additional funding) with $5 million committed following the Exchange Date and the second $5 million at the time that Canopy USA completes the acquisition of at least a majority of the shares of Acreage. Management has noted no matters which would give rise to concerns regarding the collectability of these amounts at this time. In addition, Ms. Whiteman will receive Canopy USA Class A Shares equal to 7.5% of the value of Wana (estimated to be $17.9 million as of October 24, 2022; $15.6 million as of March 31, 2023) as consideration for the reduction of the exercise price of the Wana Options. The remaining assets of Canopy USA were contributed by Canopy in exchange for Non-Voting Shares. Given the fair value of these assets in comparison to the cash contributed by the Trust, Canopy’s contributed assets comprise substantially all of the entity’s assets.

The significance of the legal entity’s operations to the investor compared with their significance to other variable interest holders

Canopy USA operations are a key piece of Canopy’s overall strategy. Each holder of Canopy USA Class A Shares hold a significant economic interest in the entity, and the success or failure of Canopy USA operations and the appreciation (or depreciation) in the value of Canopy USA would have a significant impact on each Class A shareholder due to the size of their respective ownership interests in Canopy USA and in respect of the Trust, the vesting conditions of the warrants which represent a significant pathway to acquire additional Voting Shares... Both are involved in the underlying businesses, and the success of those businesses under the management of Canopy USA will have a direct financial impact both to the value of their Canopy USA investments, and their respective interests in Wana and Jetty. In addition, the revised put/call rights are to be settled at fair market value, with no guaranteed minimum return for the holders of the Canopy USA Class A Shares.

Whether the nature of the legal entity’s operations is similar to those of the investor

Yes, the operations are similar. Canopy USA will be involved with the distribution and sale of a diverse range of cannabis and cannabinoid products in the U.S. market.

The amount of the legal entity’s products or services purchased from or sold to the investor n/a

Whether the legal entity’s employees are the same as (or related to) those of the investor

The CEO of Canopy is Canopy’s representative on the Board. Canopy USA currently has no employees but each of its operating entities through Wana, Jetty and Acreage respectively is expected to have a large number of employees, none of which will be co-employed by Canopy.

Whether the investor outsourced any of its activities to the legal entity No

Whether the investor is required to fund any losses incurred by the legal entity

No, note that Canopy USA has sufficient cash to fund administrative and overhead functions prior to the exercise of the Wana Options and the Jetty Options. Given Wana and Jetty are cash-flow positive businesses, it is expected that both will be able to fund their on-going operations after Canopy USA exercises the Wana Options and Jetty Options, as applicable, without additional financial support.

The amount (if any) of the legal entity’s assets that have been leased to or from the investor None

Whether the legal entity’s employees are compensated based on the performance of the investor No

Whether the investor has the right to purchase any of the legal entity’s assets (e.g. fixed-price purchase options that are in the money, etc.) No – The put/call rights are to be settled at fair market value, with no guaranteed minimum return for the holders of the Canopy USA Class A Shares.

Whether the legal entity can put (sell) any assets to the investor No

When all the factors are taken into consideration, the second criterion is also met.

Under the VIE Model Canopy would not consolidate Canopy USA following the changes to the Canopy USA capital structure and governance.

Summary: Under the original transaction structure, Management concluded Canopy USA was consolidated by Canopy, primarily due to the significant disproportionality of the economics of the transaction to the stated power. Assessing the changes to the structure of the arrangement, the disproportionality of economics has been re-aligned and further balanced by amendments to the governance structure to eliminate any shared control or power between Canopy and the holders of the Canopy USA Class A Shares. As a result, Canopy would no longer be the primary beneficiary and would deconsolidate Canopy USA as a result of the revisions to the transaction agreements.

A reporting entity has a controlling financial interest in a VIE and must consolidate the VIE if it has: (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (power); and (ii) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits).

Canopy received its Non-Voting Shares in exchange for a contribution of assets with a fair market value of $232.2 million as of October 24, 2022 and owned approximately 99.3% of the shares on an as-converted basis. Although these shares are non-participating, they are convertible into Canopy USA Class B Shares at any time upon Canopy’s election, and Canopy has satisfied the benefits criterion as its variable interests provide it the right to receive benefits from Canopy USA that could be significant to Canopy USA. While Canopy has the ability to convert the Non-Voting Shares into Canopy USA Class B Shares, there exists significant barriers to doing this, including: (i) potential de-listing from stock exchanges; (ii) the loss of key business relationships with U.S. and Canadian banks which, in turn, would significantly disrupt Canopy’s ability to conduct business both in the U.S. as well as globally; and (iii) potential loss of insurance coverage in both the U.S., as well as globally. Therefore, this analysis will focus on whether Canopy meets the power criterion.

The following activities before and after the expected exercise of the conditional THC interests were considered in identifying those that most significantly impact Canopy USA’s economic performance:

•

The exercise of the above-described conditional THC interests, which will require funding from Canopy to do so, since the consideration to be issued for the exercise of these interests is additional common shares of Canopy or, in certain circumstances, an option for Canopy USA to pay in cash or cause Canopy to issue additional common shares of Canopy;

•

The management of ongoing operations, including the establishment of an operating budget to achieve operating objectives – which will include driving revenue growth both through Canopy USA’s current portfolio (Acreage, Wana and Jetty) as well as licensing opportunities. Examples of such decisions which will be made by the holders of the Canopy USA Class A Shares include aligning on routes to market in various states, manufacturing and sourcing decisions for cannabis products, the creation of a single commercial organization to support the Canopy USA businesses, and alignment on centralized back-office support functions. All decisions regarding the day-to-day operational activities will be made by the Canopy USA Class A shareholders without the participation of Canopy; and

•	Selecting managers and determining their compensation

As discussed above, the stated governance provisions of Canopy USA (in consideration of changes to both the Operating Agreement and the Protection Agreement) do not permit Canopy to unilaterally make these decisions given that it would have the right to appoint only one of three managers of the Board and the decisions with respect to these activities are the Key Decisions which are to be made only by the Class A Managers.

As discussed in the background section, the exercise of the option to acquire the Fixed Shares of Acreage was contemplated as part of the creation of Canopy USA, with both the Prior Investor and Ms. Whiteman acknowledging that Acreage would ultimately be part of Canopy USA. The Company has publicly stated that the option to acquire the Fixed Shares will be exercised. Canopy could not withhold the exercise of the option to acquire the Fixed Shares of Acreage to exert influence or control over Canopy USA as that would result in a contractual breach of its obligations to Acreage and Constellations Brands. As such, the fact that Canopy is exercising the option does not provide any on-going level of control or influence over Canopy USA since the exercise of the option to acquire the Fixed Shares of Acreage is already contractually committed and not within Canopy’s discretion to withhold. All subsequent management of the ongoing operations and selection of management and compensation of Acreage would be determined by the Class A Managers, consistent with the other businesses.

With respect to the first activity, although the exercise of the conditional THC interests will require funding from Canopy, decisions about this activity would require approval from the Class A Managers, and neither Canopy, nor the nominee of Canopy to the Board, would be able to vote on the exercise of the conditional THC interests. Further, Canopy is already contractually bound to issue common shares of Canopy upon the exercise of the conditional THC interests, and has no ability to withhold approval of such issuance. Upon exercise, the common shares of Canopy will be delivered to shareholders of Acreage and are expected to be issued to shareholders of Wana and Jetty, with the underlying shares of each entity being acquired by Canopy USA. In turn, Canopy USA will issue additional Non-Voting Shares to Canopy, in exchange for its issuance of common shares to settle the option exercise prices. As such, Canopy noted that the requirement to issue its common shares to settle the exercise of the conditional THC interests does not provide it with an ability to influence or control the exercise of the above-described conditional THC interests. The other provisions of the Protection Agreement are negative covenants that are protective in nature and do not provide for substantive participation in the activities that most significantly impact Canopy USA’s economic performance, nor do they convey de facto control over Canopy USA to Canopy. Therefore, Canopy would no longer have the stated power to direct these activities.

In assessing if Canopy would be the primary beneficiary, consideration was also given to ASC 810-10-25-38G, which states:

Consideration shall be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Although this factor is not intended to be determinative in identifying a primary beneficiary, the level of a reporting entity’s economic interest may be indicative of the amount of power that reporting entity holds.

The concept in ASC 810-10-25-38G was further interpreted in the remarks by Mr. Christopher F. Rogers before the 2014 AICPA National Conference on Current SEC and PCAOB Developments:

[…] the staff believes that in certain cases it may be necessary to continue the consolidation analysis when it is determined that a fee paid to a decision maker is not a variable interest and further consider whether the substance of the arrangement identifies a party other than the decision maker as the party with power. While this can require a great deal of judgment, additional scrutiny may be necessary if a decision maker is acting as an agent and one variable interest holder is absorbing all or essentially all of the variability that the VIE is designed to create and pass along. In these situations, stated power may not be substantive, and it may be appropriate to attribute the stated power of the decision maker acting as an agent to the variable interest holder absorbing the variability of the VIE. It is helpful to keep in mind that the level of a reporting entity’s economic interest in a VIE may be indicative of the amount of power that the reporting entity holds. While the VIE guidance states that this factor is not determinative in identifying the primary beneficiary, the staff does believe that the level of a reporting entity’s economics is an important consideration in the analysis and may be telling of whether stated power is substantive.

Under the original Reorganization structure, Management had concluded that while the stated power was shared via the governance structure, the rights of the holders of the Canopy USA Class A Shares were non-substantive. Due to the changes including the additional investments in Canopy USA by the Trust and Ms. Whitman, Canopy relinquished its right to participate in Key Decisions, reduced its participation in other Board matters from 50% to 33% and removed key rights in the Protection Agreement thereby removing any shared decision-making power. The Class A Managers are now able to make decisions about Canopy USA’s strategy and operations, budget and senior management and the exercise of the above-described conditional THC interests, without Canopy’s involvement or ability to veto. The Class A Managers would, therefore, direct the most significant activities of Canopy USA and have the stated power.

In assessing whether this stated power is substantive we note:

•

the Class A Managers have qualifications and industry experience to be able to competently exercise this power, given their previous experience in the U.S. cannabis industry, as well as the U.S. wine industry. Their capabilities and expertise will be critical to the performance of the Canopy USA business;

•

the 10% economic interest of the holders of the Canopy USA Class A Shares is significant, and was obtained in exchange for additional cash contributions of the Trust, as well as the reduction of Ms. Whiteman’s entitlements otherwise related to the exercise of the Wana Options. As such, Management concluded that the holders of the Canopy USA Class A Shares are not acting as Canopy’s agents;

•

the original terms of the Reorganization provided for minimum returns which afforded downside protection to the Class A shareholders; these minimum guaranteed returns have been removed such that the Class A shareholders are now fully exposed to Canopy USA’s losses as well as its profits; and

•	the removal of the transfer restrictions on the Class A Shares allows the Class A shareholders to realize on the economics of their investment without Canopy’s involvement.

Based on these considerations, although Canopy is still exposed to substantial variability of Canopy USA, Management believes that under the changes to the capital structure and governance of Canopy USA , the holders of the Canopy USA Class A Shares are able to act and make decisions in their own interests, and are able to freely realize their economics, and therefore do not act as Canopy’s agents. Further, the stated power of the Class A Managers in the revised transaction is substantive and it would not be appropriate for Canopy to consolidate the financial results of Canopy USA under U.S. GAAP. While the revised structure does not provide for the consolidation of Canopy USA’s financial statements, Canopy intends to provide supplemental disclosures regarding Canopy USA’s financial results as part of its quarterly earnings release and associated Form 8-K filing. Such information is expected to include Net Revenue, Gross Profit, Adjusted EBITDA, Net Income before Tax (NIBT), and Total Assets.

Canopy will continue monitoring its involvement with Canopy USA for reconsideration events and will reassess its control conclusion under ASC 810 as appropriate.